S H E A R M A N  &  S T E R L I N G  L L P

1460 El Camino Real

Menlo Park, CA 94025

+1.650.838.3600

January 19, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeanne Baker and Terrence O’Brien

Re:         Aemetis, Inc.

Form 10-K for the Year Ended December 31, 2021

Filed March 10, 2022

Form 8-K filed November 3, 2022

File No. 001-36475

Ladies and Gentlemen:

On behalf of Aemetis, Inc. (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter, dated January 3, 2023 (the “Comment Letter”), to the Company regarding the Company’s above-referenced Form 8-K filed November 3, 2022.

To facilitate your review of the Company’s response, we have repeated your comment in italics followed immediately by the response of the Company.

Form 8-K filed November 3, 2022

Exhibit 99.1, page 1

You indicate in your response to prior comment 2 that the cash receipt of a $14.2 million grant from the United States Department of Agriculture Biofuel Producer Program was not an adjustment in your reconciliation of net loss to Adjusted EBITDA because you use and communicate Adjusted EBITDA to investors as a proxy for the Company’s source or use of cash during the period. We have the following additional comments:

• Your disclosures indicate that you provide non-GAAP measures as a supplement to financial results based on GAAP. We also note that you reconcile Adjusted EBITDA to net income (loss). Please confirm that you will revise your disclosures to clarify why you present Adjusted EBITDA and reconcile this non-GAAP liquidity measure to the most comparable GAAP liquidity measure (e.g., cash flows from operating activities). Refer to Rule 10(e)(1)(i)(b) of Regulation S-K; and

• Please note that any non-GAAP performance measure that excludes the $14.2 million grant may not be in compliance with Question 100.03 of the non-GAAP C&DIs. In this regard, the fact that the grant was paid in cash does not sufficiently explain why it is not an appropriate adjustment to arrive at Adjusted EBITDA, as currently presented as a performance measure.

The Company respectfully acknowledges the Staff’s comments and confirms that it will (i) revise its disclosures in future earnings releases to clarify the use of Adjusted EBITDA by management as a non-GAAP liquidity measure to serve as a proxy for the Company’s source or use of cash during the period and (ii) reconcile such non-GAAP liquidity measure to the most comparable GAAP liquidity measure. The Company also acknowledges and confirms that, in accordance with Question 100.03 of the non-GAAP C&DIs, to the extent it presents a non-GAAP performance measure to investors in future earnings releases, it will exclude gains (such as certain grants paid in cash) in addition to charges from such non-GAAP performance measure.

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We thank the Staff for its consideration of the Company’s Form 8-K filed on November 3, 2022, and hope the Staff finds that the foregoing answer is responsive to its comment. If you should have any questions or further comments with respect to the Company’s Form 8-K, please do not hesitate to contact me at (650) 838-3720.

Yours very truly,

 /s/ Yian Huang

Yian Huang

cc:          Todd Waltz, Aemetis, Inc.

Chris Forrester, Shearman & Sterling LLP

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